Exhibit 21.1



Subsidiaries of Registrant


The Company or the registrant has six wholly-owned subsidiaries, five of which are corporations organized under the laws of the State of New Hampshire: Unitil Energy Systems, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. The sixth, Fitchburg Gas and Electric Light Company, is organized under the laws of the State of Massachusetts. Usource, Inc., which is a corporation organized under the laws of the State of Delaware, is a wholly-owned subsidiary of Unitil Resources, Inc. Usource L.L.C., which is a corporation organized under the laws of the State of Delaware, is a wholly-owned subsidiary of Usource, Inc.